
P&O

Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA


05009507

27 June 2005

SUPPL

82-2083


PROCESSING
RECEIVED
JUL 05 2005
SEC MAIL
WASH.

Dear Sirs

P&O COMPLETES £850 MILLION REFINANCING

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

enc

P&O

News Release

27 June 2005

P&O COMPLETES £850 MILLION REFINANCING

P&O announces that it has completed an £850 million refinancing of its corporate debt facilities. The new facility has a five year term and has been arranged as a multi-currency, revolving credit facility denominated in separate Sterling and US Dollar tranches.

The proceeds of the new facility will be used to refinance the Group's current bilateral facilities, taking advantage of favourable market conditions to improve overall pricing and consolidating existing facilities into a single syndicated structure.

Nick Luff, Chief Financial Officer, commented "The new financing extends the maturity of our debt facilities and provides us with increased flexibility to continue to invest in the expansion of our fast growing, international ports business."

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7321 4572

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: +44 (0)20 7321 4490

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